Witness Systems, Inc.
300 Colonial Center Parkway
Roswell, GA 30076

May 25, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Witness Systems, Inc.
  Registration Statement on Form S-3 (File No. 333-122410)
  Request for Acceleration

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933 (the "Act"), Witness Systems, Inc, a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-122410) (the "Registration Statement") to immediate effectiveness on May 26, 2005 at 3:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

        The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please call me at (678) 254-5382.

Very truly yours,
Witness Systems, Inc.
By:	/s/ CAROLYN ARNASON
Carolyn Arnason Vice President, Treasury and Audit

cc: Jeffrey L. Schulte, Esq.